UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
NGM BIOPHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
ATLAS NEON MERGER SUB, INC.
(Name of Filing Persons (Offeror))
ATLAS NEON PARENT, INC.
(Name of Filing Persons (Parent of Offeror))
THE COLUMN GROUP, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP GP, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP II, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP II GP, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP MANAGEMENT, LP
(Name of Filing Persons (Affiliate of Offeror))
PONOI CAPITAL, LP
(Name of Filing Persons (Affiliate of Offeror))
PONOI MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))
PONOI CAPITAL II, LP
(Name of Filing Persons (Affiliate of Offeror))
PONOI II MANAGEMENT, LLC
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP III, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP III-A, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP III GP, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP IV, LP
(Name of Filing Persons (Affiliate of Offeror))

THE COLUMN GROUP IV-A, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP IV GP, LP
(Name of Filing Persons (Affiliate of Offeror))
TCG IV GP, LLC
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP OPPORTUNITY III, LP
(Name of Filing Persons (Affiliate of Offeror))
THE COLUMN GROUP OPPORTUNITY III GP, LP
(Name of Filing Persons (Affiliate of Offeror))
TCG OPPORTUNITY III GP, LLC
(Name of Filing Persons (Affiliate of Offeror))
PETER SVENNILSON
(Name of Filing Persons (Affiliate of Offeror))
DAVID V. GOEDDEL
(Name of Filing Persons (Affiliate of Offeror))
TIMOTHY KUTZKEY
(Name of Filing Persons (Affiliate of Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
62921N 105
(CUSIP Number of Class of Securities)
James Evangelista
The Column Group, LP
1 Letterman Drive
Building D, Suite DM-900
San Francisco, CA 94129
(415) 865-2050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Austin S. Pollet
Luke Jennings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (“NGM”), other than the Rollover Shares (as defined in the Offer to Purchase), for $1.55 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2024 (together with any amendments or supplements thereto, the “Merger Agreement”), among NGM, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 and 13 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9, Item 11 and Item 13 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is NGM Biopharmaceuticals, Inc. Its principal executive office is located at 333 Oyster Point Boulevard, South San Francisco, California 94080, and its telephone number is (650) 243-5555.
(b) This Schedule TO relates to the Shares. According to NGM, as of the close of business on March 1, 2024 there were: (i) 83,462,408 Shares issued and outstanding; (ii) 12,438,380 Shares subject to outstanding Company Stock Options, 7,344,505, of which were In-the-Money Options and (iii) 459,975 Shares subject to Company Restricted Stock Units.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 5. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)-(c) The filing persons of this Schedule TO are Parent, Purchaser, The Column Group, LP, The Column Group GP, LP, The Column Group II, LP, The Column Group II GP, LP, The Column Group Management, LP, Ponoi Capital, LP, Ponoi Management, LLC, Ponoi Capital II, LP, Ponoi II Management, LLC, The Column Group III, LP, The Column Group III-A, LP, The Column Group III GP, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group IV GP, LP, TCG IV GP, LLC, The Column Group Opportunity III, LP, The Column Group Opportunity III GP, LP, TCG Opportunity III GP, LLC, Peter Svennilson, David V. Goeddel and Timothy Kutzkey.
The Column Group GP, LP, The Column Group II GP, LP, Ponoi Management, LLC and Ponoi II Management, LLC are the general partners of The Column Group, LP, The Column Group II, LP, Ponoi Capital, LP and Ponoi Capital II, LP, respectively. The Column Group III GP, LP is the general partner of The Column Group III, LP and The Column Group III-A, LP. The Column Group IV, LP is the general partner of The Column Group IV, LP and The Column Group IV-A, LP, and TCG IV GP, LLC is the general partner of The Column Group IV, LP and the ultimate general partner of The Column Group IV, LP and The Column Group IV-A, LP. The Column Group Opportunity III GP, LP is the general partner of The Column Group Opportunity III, LP and TCG Opportunity III GP, LLC is the general partner of The Column Group Opportunity III GP, LP and the ultimate general partner of The Column Group Opportunity III, LP.
Mr. Svennilson and Dr. Goeddel are the managing partners of The Column Group GP, LP and The Column Group II GP, LP. Mr. Svennilson, Dr. Goeddel and Dr. Kutzkey are the managing members of Ponoi

Management LLC, Ponoi II Management LLC, TCG Opportunity III GP, LLC and TCG IV GP, LLC, and the managing partners of The Column Group III GP, LP and The Column Group Management, LP.
The business address of each of the filing persons is 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California 94129. The business telephone number of each of the filing persons is (415) 865-2050.
The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, the TCG Stockholders and the Guarantors” of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “The Tender Offer—Section 5. Certain Information Concerning NGM,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A— “Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, the TCG Stockholders and the Guarantors” of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)-(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 5. Price Range of Shares; Dividends,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, the TCG Stockholders and the Guarantors” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12.	EXHIBITS.
Index No.
(a)(1)(A)*	Offer to Purchase, dated March 8, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement as published on March 8, 2024 in the New York Times.
(a)(1)(F)	Press Release of NGM issued on February 26, 2024 (incorporated by reference to Exhibit 99.1 to NGM’s Current Report on Form 8-K filed with the SEC on February 26, 2024).
(b)	Not applicable.
(c)*	Opinion of Guggenheim Securities, LLC, dated February 25, 2024.
(d)(1)
Agreement and Plan of Merger, dated February 25, 2024, by and among NGM, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to NGM’s Current Report on Form 8-K filed with the SEC on February 26, 2024).

(d)(2)*	Non-Disclosure Agreement, dated October 31, 2023, between NGM and The Column Group, LLC.
(d)(3)
TCG Rollover Agreement, between the TCG Rollover Stockholders, Parent and Purchaser, dated as of February 25, 2024 (incorporated by reference to Exhibit 99.3 to Amendment No. 7 to Schedule 13D filed with the SEC on February 26, 2024).

(d)(4)
Stockholder Rollover Agreement, between certain stockholders, Parent and Purchaser, dated as of February 25, 2024 (incorporated by reference to Exhibit 99.4 to Amendment No. 7 to Schedule 13D filed with the SEC on February 26, 2024).

(d)(5)*	Joinder to the Stockholder Rollover Agreement, dated as of March 6, 2024.
(d)(6)	Limited Guaranty, dated as of February 25, 2024 (incorporated by reference to Exhibit 10.1 to NGM’s Current Report on Form 8-K filed with the SEC on February 26, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.
*	Filed herewith.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference including, but not limited to, the following:
ITEM 2.	SUBJECT COMPANY INFORMATION.
(d) The information set forth in “Special Factors—Section 5. Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.
(e) Not applicable.

(f) The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(c) The information set forth in “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.
(d),(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(f) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(c), (e) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “The Tender Offer—Section 5. Certain Information Concerning NGM” and “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b), (c)(8) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Special Factors—Section 2. Purpose of the Offer and Plans for NGM” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 8.	FAIRNESS OF THE TRANSACTION.
The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
(g) The information set forth set forth in “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 12.	THE SOLICITATION OR RECOMMENDATION.
(d), (e) The information set forth in “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 4. Reports, Opinions, Appraisal and Negotiations” and “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.
ITEM 15.	ADDITIONAL INFORMATION.
(b) The information set forth in “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2024
ATLAS NEON MERGER SUB, INC.

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

ATLAS NEON PARENT, INC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	President and Secretary

THE COLUMN GROUP, LP

By: The Column Group GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II, LP

By: The Column Group II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP II GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP MANAGEMENT, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL, LP

By: Ponoi Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI CAPITAL II, LP

By: Ponoi II Management, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

PONOI II MANAGEMENT, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III GP, LP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III, LP

By: The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP III-A, LP

By: The Column Group III, GP

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV, LP

By: The Column Group IV GP, LP

By: TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV-A, LP

By: The Column Group IV GP, LP

By: TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP IV GP, LP

By: TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG IV GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III, LP

By: The Column Group Opportunity III GP, LP

By: TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

THE COLUMN GROUP OPPORTUNITY III GP, LP

By: TCG Opportunity III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TCG OPPORTUNITY III GP, LLC

By:	/s/ Peter Svennilson
Name:	Peter Svennilson
Title:	Managing Partner

TIMOTHY KUTZKEY

By:	/s/ Timothy Kutzkey

PETER SVENNILSON

By:	/s/ Peter Svennilson

DAVID V. GOEDDEL

By:	/s/ David V. Goeddel